SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

Q4’20 Earnings Results

I. Performance in Q4 2020 – IFRS Consolidated Financial Data

				(Unit: KRW B)
Item	Q4 19	Q3 20	Q4 20	QoQ	YoY
Quarterly Results
Revenues	6,422	6,738	7,461	11%	16%
Operating Income	-422	164	685	317%	N/A
Income before Tax	-2,173	-54	423	5,484%	N/A
Net Income	-1,817	11	621	1771%	N/A

II. IR Event of Q4 2020 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q4 20 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on January 27, 2021

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Daniel Lee, Vice President, IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Yoon Joo Lee, Assistant Manager, IR Team (82-2-3777-0744)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 20 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:     Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2020 Results

SEOUL, Korea (Jan. 27, 2021) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2020.

•

Revenues in the fourth quarter of 2020 increased by 11% to KRW 7,461 billion from KRW 6,738 billion in the third quarter of 2020 and increased by 16% from KRW 6,422 billion in the fourth quarter of 2019.

•

Operating profit in the fourth quarter of 2020 recorded KRW 685 billion. This compares with the operating profit of KRW 164 billion in the third quarter of 2020 and the operating loss of KRW 422 billion in the fourth quarter of 2019.

•	EBITDA in the fourth quarter of 2020 was KRW 1,774 billion, compared with EBITDA of KRW 1,288 billion in the third quarter of 2020 and with EBITDA of KRW 586 billion in the fourth quarter of 2019.

•

Net income in the fourth quarter of 2020 was KRW 621 billion, compared with the net income of KRW 11 billion in the third quarter of 2020 and the net loss of KRW 1,817 billion in the fourth quarter of 2019.

LG Display registered KRW 7,461 billion in revenues and KRW 685 billion in operating profit in the fourth quarter of 2020.

The company’s revenues increased by 11% quarter-on-quarter and by 16% year-on-year. Its operating profit rose by 318% quarter-on-quarter and returned to the black year-on-year.

As the global work-from-home situation continued in the fourth quarter, demand for TV and IT products remained strong and shipments for both large-size OLED and P-OLED increased meaningfully. Due to this trend, LG Display’s panel area shipment increased by 5% quarter-on-quarter and its ASP per square meter soared by 12% over the same period, driving the increase in revenues.

LG Display saw the increase in operating profit in the quarter thanks to the favorable trends of strong shipments and increasing panel prices. In addition, its three strategic tasks of OLED global trendsetting, stabilizing its P-OLED business, and realizing the structural innovation of the LCD business, gradually turned into achievements. The company’s meaningful performance was driven in particular by the Guangzhou OLED plant going into full-scale production, resulting in the expansion of OLED TV shipments, as well as the P-OLED business and production stabilization. In addition, LCDs for IT and TV products, which are continuing to generate results with differentiated competitiveness, also contributed to profit improvement.

Panels for IT devices accounted for 37% of the revenues in the fourth quarter of 2020, panels for TVs accounted for 29%, and those for mobile and other devices accounted for 34%.

LG Display recorded KRW 621 billion in net income and KRW 1,774 billion in EBITDA along with an EBITDA margin of 24% in the quarter.

“We achieved our fourth quarter results backed by responding quickly to the contactless market situation as well as improving revenues in OLED,” said Dong-hee Suh, CFO and Senior Vice President of LG Display.

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 27, 2021 starting at 4:00 PM Korea Standard Time (KST) to announce the fourth quarter of 2020 earnings results. Investors can listen to the conference call via https://irsvc.teletogether.com/lgdisplay/lgdisplay2020Q4_eng.php.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 60,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Daniel Lee, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Tae-Sun You, Head of Public Relations and Public Affairs

Email: ytsun@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: January 27, 2021	By:	/s/ Daniel Lee
(Signature)

	Name:	Daniel Lee

	Title:	Head of IR / Vice President